UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11- K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 1-5975

A.	Full Title of Plan: Humana Puerto Rico Retirement Savings Plan

B.	Name of Issuer of the Securities held Pursuant to the Plan and the Address of its Principal Executive Office:
Humana Inc.
500 West Main Street
Louisville, Kentucky 40202

Humana Puerto Rico Retirement Savings Plan
Index
December 31, 2017 and 2016

Note: Other Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of Humana Puerto Rico Retirement Savings Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Humana Puerto Rico Retirement Savings Plan (the “Plan”) as of December 31, 2017 and 2016 and the related statements of changes in net assets available for benefits for the years then ended, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental Schedule of Assets (Held at End of Year) at December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

[PricewaterhouseCoopers LLP (signed)]

Louisville, Kentucky
June 21, 2018

We have served as the Plan’s auditor since 1999.

Humana Puerto Rico Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets
Cash & cash equivalents	$634,022	$—
Investments, at fair value	48,213,035	41,154,873
Employer contributions receivable	84,033	97,911
Participant contributions receivable	950	264
Notes receivable from participants	2,768,080	2,552,645

Total assets	51,700,120	43,805,693

Liabilities

Accrued expenses	—	25,338

Total liabilities	—	25,338

Net assets available for benefits	$51,700,120	$43,780,355

The accompanying notes are an integral part of these financial statements.

Humana Puerto Rico Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$6,952,346	$2,586,198
Interest and dividend income	588,520	455,949
Total investment income	7,540,866	3,042,147

Contributions:
Participant	2,255,047	2,144,697
Employer (net of forfeitures)	2,100,130	1,976,292
Total contributions	4,355,177	4,120,989

Interest on notes receivable from participants	116,416	95,299
Total additions	12,012,459	7,258,435
Deductions from net assets attributed to:
Benefits paid to participants	3,958,297	2,571,092
Administrative expenses	134,397	125,778
Total deductions	4,092,694	2,696,870
Net increase	7,919,765	4,561,565
Net assets available for benefits:
Beginning of year	43,780,355	39,218,790
End of year	$51,700,120	$43,780,355

The accompanying notes are an integral part of these financial statements.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

1.	DESCRIPTION OF THE PLAN
The following description of the Humana Puerto Rico Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan or the Plan’s Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions.
General
The Plan is a qualified defined contribution plan established for the benefit of the employees of Humana Inc. and its participating subsidiaries (the “Company” or “Humana”) who work in Puerto Rico (“eligible employees”) and is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Company is the sponsor (“Plan Sponsor”) and a committee appointed by the Company is the administrator (“Plan Administrator”) of the Plan. The Company appointed Schwab Retirement Plan Services as the recordkeeper. Banco Popular de Puerto Rico is the trustee and Charles Schwab Trust Company is the custodian.
The Company appointed Evercore Trust Company, N.A. (“Evercore Trust Company”) as the named fiduciary and investment manager of the investment fund under the Plan that holds shares of common stock of the Company (the “Humana Unitized Stock Fund”). Evercore Trust Company was acquired by Newport Trust Company during 2017.
Participant Accounts
Employees of the Company are generally eligible to participate upon employment. Individual accounts are maintained by the Plan for each eligible employee (“Participant”). Each Participant's account is credited with the Participant's contributions, the Company's contributions, and an allocation of Plan earnings or losses, reduced by Participant withdrawals and an allocation of administrative expenses. Allocations are based on Participants' account balances as discussed further below. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Contributions
Contributions to the Plan by or on behalf of employees may be restricted in amount and timing so as to meet certain requirements of the Puerto Rico Internal Revenue Code, as amended (“PRIRC”). For the plan years ended December 31, 2017 and 2016, the Plan maintained various accounts including the Pre-tax Savings Account, the Company Matching Account, and the Rollover Account, each as described below.
Pre-tax Savings Account
Employees of the Company may participate in the Pre-tax Savings Account beginning on the employee’s date of eligibility. A Participant, through payroll deductions, may contribute not less than 1% nor more than 35% of the Participant's eligible compensation, not to exceed the PRIRC limitation in effect for the calendar year, which was $15,000 for each of 2017 and 2016. The Company automatically enrolls eligible employees at a contribution rate of 4% of compensation as of the first day of the payroll period that begins 45 days following their date of hire, unless the employee elects not to participate in the Pre-tax Savings Account or elects a different percentage up to 35%. Automatically enrolled Participants who have not made any contribution election will have their contributions automatically increased by 1% annually, effective with the beginning of the second plan year following the year of automatic enrollment, to a maximum of 10%. Participants may change their contribution percentage at any time. Eligible employees will be automatically enrolled in the Pre-tax Savings account at a contribution rate of 3% beginning in 2018.
Participants who are age 50 or older and contribute the maximum Puerto Rico limit or maximum Plan limit may elect to contribute an additional amount, a “catch-up” contribution, up to $1,500 in each of 2017 and 2016, through payroll deductions in an amount not less than 1% nor more than 35% of the Participant's annual compensation.
Company Matching Account
The Company matches 125% of a Participant’s eligible pre-tax and catch-up contributions that combined do not exceed 6% of their eligible compensation. Rollover contributions are not matched. The Company may increase, decrease, or cease matching contributions, with approval from the Board of Directors. Matching contributions are funded bi-weekly and follow the Participants' investment elections.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Rollover Account
The Plan allows Participants to rollover assets from other qualified retirement plans into this Plan subject to approval by the Plan Administrator.
Investment Options
Participants are responsible for investment decisions in all accounts, including Participant funded and Company funded accounts. Investments can be made among various investment options in 1% increments. In the absence of Participant directed allocation, contributions are invested in a Schwab Managed Retirement Trust FundTM based on a Participant's date of birth and estimated retirement date. In connection with a change in allocation of a Participant's or the Company's future contributions among the investment options or a change in the allocation of existing investments, the purchases and sales due to fund transfers are transacted at the funds’ end of day net asset value on the day the transaction is initiated.
Participant investment options consist of certain investment funds including mutual funds and money market funds with registered investment companies and common/collective trust/separate accounts, as well as the Schwab Personal Choice Retirement Account (“PCRA”). The PCRA is a self-directed brokerage account allowing Participants to make investments that are not included as one of the Plan’s options. In-kind distributions are allowed from the PCRA. The Humana Unitized Stock Fund invests primarily in the Company's stock with a small portion held in a money market fund to provide liquidity and to accommodate daily transactions.
Each of the investment funds is divided into units of participation, which are calculated daily by the recordkeeper. The daily value of each unit is determined by dividing the total fair market value of all assets in each fund by the total number of units in that fund. Investment income, including certain administrative fees and net appreciation (depreciation) of the fair value of investments, is allocated to each Participant’s account based on the change in unit value for each fund in which the Participant has an account balance.
Vesting
Participant contributions are non-forfeitable. Generally, once a Participant has completed two years of service, the Company Matching Account contributions vest immediately and become non-forfeitable.
Forfeitures
The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account. Unvested Company Matching Account contributions are forfeited after a five year break in service, or as a result of withdrawal of the vested account following termination of employment. Forfeited Company Matching Account contributions are available to reduce the amount of subsequent employer contributions. If a former Participant is re-employed prior to five consecutive one-year breaks in service and repays the amount of his/her distribution, then any forfeited employer contributions are restored to his/her account.
For the years ended December 31, 2017 and 2016, forfeited nonvested accounts used to reduce employer contributions totaled $64,415 and $53,000, respectively. At December 31, 2017, there were no forfeited nonvested accounts available for reducing future employer contributions.At December 31, 2016 the balance of forfeited nonvested accounts available for reducing future employer contributions totaled $16,412.
Benefit Payments and Withdrawals
Withdrawals at Termination
Upon termination of employment, including retirement, death, or disability, the Plan may disburse funds. Terminated Participants may elect to either leave his/her money in the Plan, if their vested account balance is $1,000 or greater, or take a total distribution of their vested account balance. Partial distributions are not permitted. If a terminated Participant elects to leave their money in the Plan, he/she may request a subsequent withdrawal at any time for a total distribution of their vested account balance. Participant’s distribution options include lump sum and installment payments.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

In addition, the Plan permits Participants to roll over contributions to another Puerto Rico qualified plan. A Participant must make a written request to the Plan for a direct rollover distribution. Rollovers must comply with certain requirements before the Plan will authorize the rollover distribution.
Participants requesting a lump sum distribution may do so in the form of cash or Humana common stock to the degree that their account is invested in the Humana Unitized Stock Fund. For terminated Participants with a vested account balance less than $1,000, a lump-sum cash distribution will be made if a rollover has not been elected.
In Service Withdrawals
59 ½ Withdrawals
Participants who are 59 ½ or older may make withdrawals from eligible accounts in accordance with the terms of the Plan. The Plan contains restrictions relating to minimum withdrawal amounts and the frequency of withdrawals for each account.
Rollover Withdrawals
Generally, a Participant may make a withdrawal from rollover contributions at any time.
Hardship Withdrawals
In the event funds are needed because of extreme financial hardship, as defined by law, the Participant may be allowed to make a withdrawal of their vested account balance from eligible accounts, as defined by the Plan.
Participant Loans
Participants may borrow from eligible accounts, as defined in the Plan. Generally, the aggregate amount of the loans to a Participant shall not exceed the lesser of $50,000 or 50% of the vested portion of eligible accounts. The minimum amount a Participant may borrow is $1,000. Loan transactions are treated as a transfer to (from) the various investment funds from (to) the Participant Notes Receivable. Loan terms range from one to four years or up to ten years for the purchase of a primary residence. The loans are collateralized by the balance in the Participant's account and bear interest at a reasonable rate in accordance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA, as determined by the Plan Administrator. Principal and interest are repaid ratably through payroll deductions. Loans are deducted proportionately from all accounts and all fund investments. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded. At December 31, 2017 and 2016, participant loan interest rates in effect ranged from 4.25% to 5.50% with various maturity dates through 2027.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, Participants would become 100% vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements of the Plan have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

Investment Valuation and Income Recognition
Assets and liabilities measured at fair value are categorized into a fair value hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions about the assumptions market participants would use. The fair value hierarchy includes three levels of inputs that may be used to measure fair value as described below.
Level 1 – Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include mutual funds that are traded in an active exchange market.
Level 2 – Observable inputs other than Level 1 prices such as quoted prices in active markets for similar assets or liabilities; quoted prices for identical or similar assets or liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. This would include investments in collective trusts for which there are no quoted prices available for the units of the collective trust; however, the underlying investments are measured at fair value based on quoted prices or other observable inputs.
Level 3 – Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets or liabilities. Level 3 includes assets and liabilities whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques reflecting the Company’s own assumptions about the assumptions market participants would use as well as those requiring significant management judgment.
The Plan's investments are recorded at fair value. Investments in mutual funds and money market funds of registered investment companies and common stock are valued based on the quoted net asset value of shares held by the Plan at year end. Investments in common/collective trusts are valued based on the net asset value of units held by the Plan at year end. There are no restrictions on Participant redemptions and there are no unfunded commitments for investments in common/collective trusts. Were the Plan to initiate a full redemption of certain common/collective trusts, however, the trustees of the common/collective trusts could impose restrictions to the extent it is determined a full redemption could disrupt the liquidity or management of the fund.
Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Net realized gains or losses on the sale of investments together with unrealized appreciation or depreciation on investments are presented as net appreciation (depreciation) in fair value of investments in the accompanying Statements of Changes in Net Assets Available for Benefits.
Participant Loans
Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest and classified as notes receivable from participants in the Statements of Net Assets Available for Benefits.
Payment of Benefits
Benefit payments to Participants are recorded when paid.
Administrative Expenses
Certain expenses of maintaining the Plan are paid by the Plan and allocated to the Participants accounts, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

3.	INVESTMENTS
The following tables summarize the fair value of the Plan’s investments at December 31, 2017 and 2016, respectively, for investments measured at fair value on a recurring basis:

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2017
Mutual Funds:
Fixed income funds	$4,772,166	$4,772,166	$—	$—
Growth funds	3,218,067	3,218,067	—	—
Value funds	742,193	742,193	—	—
Total Mutual funds	8,732,426	8,732,426	—	—
Money Market Fund	3,150,002	3,150,002	—	—
Humana Unitized Stock Fund/Humana Common Stock	5,638,582	5,638,582	—	—
Personal Choice Retirement	5,654	5,654	—	—
Total Investments in the fair value hierarchy	$17,526,664	$17,526,664	$—	$—
Common/Collective Trust Funds (1)	30,507,508	—	—	—
Humana Unitized Stock Fund/Money Market Fund (1)	178,863	—	—	—
Total Investments, at fair value	$48,213,035	$17,526,664	$—	$—

		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2016
Mutual Funds:
Fixed income funds	$4,244,731	$4,244,731	$—	$—
Growth funds	4,391,510	4,391,510	—	—
Value funds	660,160	660,160	—	—
Total Mutual funds	9,296,401	9,296,401	—	—
Money Market Fund	3,201,405	3,201,405	—	—
Humana Unitized Stock Fund/Humana Common Stock	4,994,254	4,994,254	—	—
Total Investments in the fair value hierarchy	$17,492,060	$17,492,060	$—	$—
Common/Collective Trust Funds (1)	23,462,347	—	—	—
Humana Unitized Stock Fund/Money Market Fund (1)	200,466	—	—	—
Total Investments, at fair value	$41,154,873	$17,492,060	$—	$—

(1)
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

Humana Puerto Rico Retirement Savings Plan
Notes to Financial Statements
December 31, 2017 and 2016

4.	INCOME TAX STATUS
The Plan was restated on December 31, 2015 to be compliant with Section 1081.01 of the Puerto Rico Internal Revenue Code of 2011 (“Puerto Rico IRC”). A favorable tax status determination letter dated January 18, 2017 was obtained from the Treasury Department of the Commonwealth of Puerto Rico. The Plan has been amended since receiving this determination letter. The Plan Administrator believes that the Plan is designed and is currently operating in compliance with the applicable requirements of the Puerto Rico IRC.
The Plan Administrator is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Treasury Department of the Commonwealth of Puerto Rico. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for the years prior to 2013.

5.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and common/collective trust funds managed by an affiliate of the trustee. Therefore, transactions in these investments qualify as party-in-interest transactions, which are exempt from prohibited transaction rules. The Plan also invests in the common stock of the Plan Sponsor as well as loans to Plan Participants, both of which qualify as related parties to the Plan and also are exempt from prohibited transaction rules.
For the year ended December 31, 2017, 9,926 units of the Humana Unitized Stock Fund were purchased for $839,260 and 15,445 units of the Humana Unitized Stock Fund were sold for $1,310,334. For the year ended December 31, 2016, 17,059 units of the Humana Unitized Stock Fund were purchased for $1,099,277 and 16,906 units of the Humana Unitized Stock Fund were sold for $1,107,131. At December 31, 2017 and 2016, the fair value of the Humana Unitized Stock Fund was $5,817,445 and $5,194,720, respectively, which represented 12.1% and 12.6%, respectively, of the fair value of all investments held by the Plan.
The Company has authorized Newport Trust Company with sole responsibility for deciding whether to restrict investment in the Humana Unitized Stock Fund, or to sell or otherwise dispose of all or any portion of the stock held in the Humana Unitized Stock Fund in certain limited circumstances. In the event Newport Trust Company determined to sell or dispose of stock in the Humana Unitized Stock Fund, Newport Trust Company would designate an alternative investment fund under the Plan for the temporary investment of any proceeds from the sale or other disposition of the Company’s common stock.

6.	RISKS AND UNCERTAINTIES
The Plan invests in various investment securities, as discussed in Note 3. Investment securities are exposed to various risks including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s exposure to concentrations of credit risk is limited by diversification of investments across all Participant directed fund elections. In addition, the investments within each Participant directed fund election are further diversified into various financial instruments, with the exception of the Humana Unitized Stock Fund which principally invests in Humana common stock.

Humana Puerto Rico Retirement Savings Plan
Plan #004 EIN #61-0647538
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of investment	(d) Cost**	Current Value
	Registered Investment Company (Mutual Funds):
	Pimco Total Return Fund	Mutual fund	—	$4,772,166
	JP Morgan Large Cap Growth Fund	Mutual fund	—	3,218,067
	Delaware Small Cap Value Fund I	Mutual fund	—	742,193
	Total Mutual Funds	Mutual fund	—	8,732,426

	Common/Collective Trusts:
	BNY Mellon Broad Market Stock Index	Common/Collective Trust	—	4,289,540
	Artisan International Growth Trust	Common/Collective Trust	—	3,985,209
*	Schwab Institutional Large Cap Value Trust Fund	Common/Collective Trust	—	4,775,018
	Jenninson Small Mid Cap EQ II	Common/Collective Trust	—	2,289,411
	BNY Mellon Small Cap Stock Index	Common/Collective Trust	—	2,251,413
*	Schwab Managed Retirement Trust 2010 Fund Class V	Common/Collective Trust	—	232,397
*	Schwab Managed Retirement Trust 2020 Fund Class V	Common/Collective Trust	—	1,481,521
*	Schwab Managed Retirement Trust 2030 Fund Class V	Common/Collective Trust	—	3,099,292
*	Schwab Managed Retirement Trust 2040 Fund Class V	Common/Collective Trust	—	5,411,056
*	Schwab Managed Retirement Trust 2050 Fund Class V	Common/Collective Trust	—	2,588,842
*	Schwab Managed Retirement Trust Income Fund Class V	Common/Collective Trust	—	103,809
	Total Common/Collective Trusts		—	30,507,508

	Other Investments:
*	Humana Unitized Stock Fund:
	Humana Common Stock	Common Stock	—	5,638,582
	State Street Global Advisors Government Money Market Fund	Money Market Fund	—	178,863
	Total Humana Unitized Stock Fund		—	5,817,445
*	Personal Choice Retirement Account - Self-directed Brokerage Account	Brokerage accounts	—	5,654
*	Schwab Government Money Fund	Money Market Fund	—	3,150,002
*	Notes Receivable from Participants, Interest Rate: 4.25% - 5.50%, with Maturity Dates: 2018-2027	Participant loans	—	2,768,080
	Total		—	$50,981,115
*	Party-in-interest to the Plan
**	Historical cost is not required as all investments are participant-directed

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator for the Humana Puerto Rico Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
HUMANA PUERTO RICO RETIREMENT SAVINGS PLAN
BY:

/s/ BRIAN A. KANE
Brian A. Kane
Member, Humana Retirement Plans Committee
June 21, 2018

Exhibit Index

Exhibit 23                Consent of Independent Registered Public Accounting Firm